Filed by Genomic Health, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genomic Health, Inc.

Subject Company: Genomic Health, Inc,

SEC File No.: 000-51541

Date: July 30, 2019

Corrected Transcript 29-J ul -20 19 EXACT Sciences Corp. (EX A S ) Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results Total Pages: 21 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

# CORPORATE PARTICIPANTS

Megan Jones
*Manager, Investor Relations, EXACT Sciences Corp.*

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*

Jeffrey T. Elliott
*Chief Financial Officer, EXACT Sciences Corp.*

G. Bradley Cole
*Chief Financial Officer, Genomic Health, Inc.*

Mark Stenhouse
*President, Cologuard, EXACT Sciences Corp.*

# OTHER PARTICIPANTS

Brian Weinstein
*Analyst, William Blair & Co. LLC*

Doug Schenkel
*Analyst, Cowen and Company, LLC*

Derik de Bruin
*Analyst, Bank of America Merrill Lynch*

Brandon Couillard
*Analyst, Jefferies LLC*

Patrick Donnelly
*Analyst, Goldman Sachs & Co. LLC*

Tycho W. Peterson
*Analyst, JPMorgan Securities LLC*

Daniel Gregory Brennan
*Analyst, UBS Securities LLC*

Catherine Ramsey Schulte
*Analyst, Robert W. Baird & Co., Inc.*

Puneet Souda
*Analyst, SVB Leerink LLC*

Mark Anthony Massaro
*Analyst, Canaccord Genuity LLC*

William R. Quirk
*Analyst, Piper Jaffray & Co.*

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EXACT Sciences Corp. (EXAS) Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results Corrected Transcript 29-Jul-2019 MAN AGEMENT DISCUSSION SECTION Operator: Good morning. My name is Chris, and I will be your conference operator today. At this time, I would like to welcome everyone to the Exact Sciences and Genomic Health Combination Second Quarter 2019 earnings results call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question-and-answer session. [Operator Instructions] Thank you. Megan Jones, Manager, Investor Relations, you may begin your conference. ... Megan Jones Manager, Investor Relations, EXACT Sciences Corp. Thank you, Chris and good morning. Welcome to our conference call to discuss Exact Sciences combination with Genomic Health, which we announced this morning. In conjunction with today's announcement Exact Sciences and Genomic Health each also issued their results for the second quarter of 2019. Those releases can be found on their respective websites. During today's call, we will make forward-looking statements based on current expectations. Our actual results may be materially different from such statements. Descriptions of the risks and uncertainties associated with Exact Sciences are included in our SEC filings, which can be accessed through our website. These forward-looking statements are not guarantees of future performance or events and actual results or events could differ materially. I encourage you to take a look at slides 2 and 3 of the slide presentation and our filings with the SEC for a discussion of forward-looking statements and the risks and uncertainties that could impact actual results or events. On the call today is Kevin Conroy, our Chairman and CEO, Jeff Elliott, our Chief Financial Officer; Mark Stenhouse, President of Cologuard; Kim Popovits, Chairman and CEO of Genomic Health and Brad Cole, Chief Financial Officer of Genomic Health. After the prepared remarks, we'll open it up for Q&A. Please limit yourself to one question and one follow-up so we can keep the call to one hour. With that, I will not turn the call over to Kevin Conroy, Exact Sciences' CEO. ... Kevin T. Conroy Chairman & Chief Executive Officer, EXACT Sciences Corp. Thank you, Megan. Welcome everyone and thank you for joining us this morning. I'm excited to tell you more about this pivotal combination with Genomic Health and how it positions us as a global leader in cancer diagnostics. The Exact Sciences and Genomic Health teams have built two of the strongest and fastest growing brands in our industry Cologuard and Oncotype DX. The combined company will have an even stronger platform for the continued growth of our leading product and the development of our pipeline. We're bringing together some of the greatest minds in cancer diagnostics to form a best-in-class commercial, research, development and clinical organization with the global infrastructure to accelerate the availability of new innovative tests to patients. 3 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results Corrected Transcript 29-Jul-2019 Together we have a stronger financial profile than on our own, allowing us to continue to invest in new growth opportunities. Long-term bringing together Exact Sciences and Genomic Health will create an organization with a breath of capabilities that doesn't exist today. The diagnostic industry has never seen a company with a team that is so well-positioned from research and product development to regulatory and reimbursement to the size and reach of the commercial organization. At its core, this combination is about bringing together complementary capabilities to create a leading cancer diagnostics company with unique abilities to impact more peoples' lives. Each company continues to see strong growth in the second quarter from our respective products Cologuard and Oncotype DX. In the second quarter the Exact Sciences team delivered $200 million in revenue, which is 94% growth year-over-year. We screened more than 415,000 people with Cologuard and we strengthened our lab capacity and our IT infrastructure. These achievements move us closer to capturing at least 40% share of the U.S. colorectal cancer screening market from about 6% today. Genomic Health also announced strong results for the second quarter, which Kim will touch upon shortly. Our mission at Exact Sciences is to deliver life-changing innovations to early cancer detection. We developed Cologuard in collaboration with the Mayo Clinic to solve one of the biggest problems in early cancer detection today. Colorectal cancer is often recognized as the most preventable, yet least prevented cancer. Nearly 40% of people in the U.S. are not up-to-date with current screening guidelines. But for Cologuard, there was not an accurate convenient option for getting screened. Cologuard is the only at-home non-invasive stool-based DNA screening test for colorectal cancer. It detects 94% of early-stage cancers providing an accurate and convenient screening option. Since launching Cologuard almost five years ago, more than 2.6 million people have been screened and we estimate Cologuard has detected more than 12,000 early-stage cancers and nearly 84,000 people with precancerous polyps. There are 87 million average risk Americans between the ages of 50 and 85 in the U.S. who should be screening for colorectal cancer. That represents a $15 billion opportunity. Last year, the American Cancer Society lowered the recommended screening age to 45 years old. We recently submitted a label expansion to the FDA for this age group, which would increase the total addressable market by 19 million Americans or $3 billion for a total opportunity of $18 billion. Our long-term goal is to reach at least 40% of this market, representing more than $7 billion in revenue. Nearly 174,000 total healthcare providers have ordered Cologuard for their patients, including 142,000 in primary care. More than 900 new healthcare providers are ordering Cologuard each week, and our sales force and marketing efforts are increasing the rate that they're reordering Cologuard. The combination with Genomic Health builds on our success, creating an even stronger growth platform for Cologuard as well as Genomic Health Oncotype DX portfolio. I'll now turn the call over to Kim to discuss the transaction from Genomic Health's perspective. ... Kimberly J. Popovits Chairman, President & Chief Executive Officer, Genomic Health, Inc. Thanks, Kevin. To start, I too am excited about the combination of Genomic Health with Exact Sciences and the significant value we believe the transaction creates for all of our stakeholders. We believe this is the right time for Genomic Health and Exact Sciences to combine and believe Exact Sciences is the right partner. Our board carefully and thoroughly reviewed the strategic and financial benefits of this combination and unanimously concluded this transaction represents a unique opportunity for Genomic Health. This combination 4 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results Corrected Transcript 29-Jul-2019 provides significant and immediate cash value for our shareholders, and with the stock component creates the opportunity to participate in the upside potential of the combined company. We have great respect for the Exact Sciences' team, and we believe we have found a tremendous partner to advance our mission. Patients are our priority, and we see significant benefits for them as well. Together with Exact Sciences, we will have the collective talent, expertise and platform to bring our products to even more people around the world. Genomic Health is a leading provider of diagnostic tests that help improve cancer care. Our tests have achieved significant success over nearly two decades as Genomic Health has become a pioneer in cancer diagnostics. Our flagship product Oncotype DX is an innovative breast cancer test that examines the activity of 21 genes in a patient's breast tumor tissue to guide individualized treatment based on a patient's personal biology and disease. Our Oncotype IQ portfolio has guided personalized treatment decisions for more than 1 million cancer patients worldwide. In the second quarter of 2019, we delivered more than 19% year-over-year overall revenue growth and 15% year-over-year growth for Oncotype DX test delivered. The recent landmark TAILORx breast cancer trial results established Oncotype DX as the new standard of care for women with early-stage invasive breast cancer. This is just one example of the impact of the Oncotype DX test on patients around the world, definitively showing that Oncotype DX uniquely identifies the majority of patients who do not benefit from chemotherapy. We believe Genomic Health and Exact Sciences will be strong partners due to our shared mission to improve outcomes and our highly complementary operating models. And as part of the combined organization, we believe there will be significant opportunities for Genomic Health employees to enhance their capabilities, develop new and innovative products and grow professionally. I'd like to thank all of our employees for their contributions and their continued focus and dedication to Genomic Health. We are confident that together with Exact Sciences we can have a positive impact on more patients and create additional value for our stakeholders. With that, I'll turn the call back over to Kevin. ... Kevin T. Conroy Chairman & Chief Executive Officer, EXACT Sciences Corp. Thanks Kim. This combination is a pivotal step for Exact Sciences to accelerate new sources of growth through Cologuard and Oncotype DX, our leading brands will continue to help detect in pre-colorectal breast and prostate cancer, which represent about 40% of all solid tumor incidents in the U.S. The Oncotype DX suite of products represent significant growth opportunities with the total available market of $2 billion across U.S. breast, international breast, U.S. prostate and other product markets. Together with Cologuard, this represents a $20 billion total addressable market. The combined company's proven capabilities and scale position us to capture a significant share of these markets. The strength of Cologuard and Oncotype DX create a strong platform for continued growth. Our combined company will have a best-in-class R&D and clinical organization with unmatched scale and scope. Together, we have advanced technology platforms, extensive clinical capabilities and a robust evidence generation engine. This coupled with proven regulatory expertise in key relationships with oncologists provides this team with the necessary resources to support growth in our current tests and to bring new innovative products to patients. Exact Sciences has already made exciting progress, building on the early success of Cologuard. We've identified proprietary biomarkers across the 15 deadliest cancers through our unique and longstanding partnership with 5 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results Corrected Transcript 29-Jul-2019 Mayo Clinic. The combined teams' clinical trial experience is unrivaled in the industry, led by two landmark studies, DeeP-C for Cologuard and TAILORx for Oncotype DX. The R&D capabilities of Exact Sciences and Genomic Health, together, will drive breakthroughs in growth, positioning the combined company as a global leader in cancer diagnostics. Not only will we have the scientific capabilities to develop new products, we'll have the commercial scale to successfully bring them to physicians and patients. The combined organization will have more than 1,000 team members, including sales, marketing and reimbursement teams. Exact Sciences has the largest primary care sales team in cancer diagnostics. This is important because primary care touches many different aspects of the patient journey. We also launched a new GI sales team this month complemented by extensive marketing capabilities in a robust lab and IT infrastructure to support our growth. This combination expands our sales force and that reach to oncology, OB/GYN and urology and establishes an international presence for the Exact Sciences team. Genomic Health's well-established global infrastructure spans more than 90 countries and will help accelerate the launch of pipeline products. Within the U.S. we're adding Genomic Health strong base of operations in the Bay Area, including a lab infrastructure in a state where the Medicare Administrative Contractor participates in the MolDx program. This will help facilitate reimbursement of future blood based cancer diagnostics. Our combined teams and infrastructure will set a new bar in cancer diagnostics. We'll have broad scale and reach and be able to more deeply engage with our provider and payer customers, with a holistic offering for their members. Before I turn the call over to Jeff, I'll give you an example of the exciting path forward we see. We're developing a liver cancer test for high-risk individuals with cirrhosis and hepatitis B. We can leverage Genomic Health extensive clinical trial experience to generate evidence and to support guideline inclusion. We'll have a broader portfolio of products enabling deeper relationships with payers and industry leading market access capabilities to support reimbursement for the liver cancer test. The combined company will also have expanded lab infrastructure and commercial capabilities to bring our liver test to more clinicians and patients globally. And now I'll turn the call over to Jeff to talk about the transaction details and the results for the quarter. ... Jeffrey T. Elliott Chief Financial Officer, EXACT Sciences Corp. Thanks Kevin and good morning everyone. I'll first walk through the transaction terms and financial benefits followed by our second quarter results. Genomic Health stockholders will receive $27.50 in cash and $44.50 in shares of Exact Sciences stock, so these were fixed value color. This represents a 19% premium to the 30 day volume weighted average price. Upon closing, Exact Sciences shareholders are expected to own approximately 91% of the combined company with Genomic Health shareholders owning the remaining 9%. The combined company will have a stronger financial profile than Exact Sciences or Genomic Health independently. We expect to generate pro-forma revenue of approximately $1.6 billion and gross profit of approximately $1.2 billion in 2020. The combination is expected to generate approximately $25 million of annualized cost synergies within the third full year following close, primarily through reducing public company costs and purchasing optimization. We expect to have about $250 million of cash on our balance sheet upon transaction close and to be cash flow positive as a combined company during 2020. The transaction is expected to be completed by the end of 2019, subject to customary closing conditions and regulatory approvals, including the approval of Genomic Health stockholders. 6 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results Corrected Transcript 29-Jul-2019 Now turning to our results, second quarter revenue increased 94% to $200 million and Cologuard test volume improved 93% to 415,000 completed tests. Cologuard growth is driven by increased productivity from our sales force, contributions from Pfizer, market access improvements in new sales and marketing initiatives. Second quarter Cologuard cost of sales improved $2 to $123 per completed test. We expect third quarter cost per test to be in the high $120 range. We plan to start processing kits at our new lab during the third quarter and are expecting about $5 per test of incremental costs. We'll work to offset this with volume leverage and operating efficiencies. Second quarter gross margin was 74%, an increase of 30 basis points due to slightly lower cost per test. Second quarter operating expense totaled $182 million below our guidance due to operating efficiencies and favorable timing. Selling and marketing included the Pfizer service fee of $19 million, which was about $7 million more than we had assumed in guidance. G&A included investments to support IT initiatives and additional personnel to support growth. R&D included sample collection and clinical studies to support our pipeline initiatives, including our liver cancer test and expanding Cologuard's label to age 45. Excluding transaction-related costs, we expect operating expense to increase about $20 million in the third quarter, driven primarily by expanded selling and marketing efforts, including our peer-to-peer program and our new GI sales force and IT initiatives. Total second quarter CapEx was $51 million. For the full year, we expect CapEx of approximately $200 million. Second quarter cash used totaled $43 million. Cologuard generated $21 million of cash on an adjusted basis, excluding R&D on pipeline products and non-cash expenses. We ended the quarter with cash and securities of $1.2 billion. Turning to our guidance, based on our first half results and our expectations for the rest of 2019, we're raising our full year revenue guidance to $800 million to $810 million from our prior range of $725 million to $740 million. This assumes 1.66 million to 1.68 million completed Cologuard tests. For the third quarter, we expect revenue of $211 million to $216 million and Cologuard volume of 440,000 to 450,000 completed tests. I'll now pass the call over to Brad for a review of Genomic Health's financial results. ... G. Bradley Cole Chief Financial Officer, Genomic Health, Inc. Thanks, Jeff. I'll now review a few highlights from Genomic Health's second quarter and first half financial results release. In the second quarter of 2019, we delivered 19% top line revenue growth and twice the profit compared to last year. These record results were driven by the strength across our entire business with first half revenue growth of 13% in U.S. invasive breast cancer, 44% in U.S. early-stage prostate cancer and 28% outside of the United States. With this strong performance in the first six months of the year, a public reimbursement recommendation for our invasive breast cancer test in Germany and increasing private coverage for both of our prostate cancer tests, we are raising both our full year 2019 revenue and income guidance. We now expect to deliver full year revenue growth of between 14% and 15% and a full year profit of between $56 million and $60 million. I'll now turn things back to Kevin for a few closing remarks. ... Kevin T. Conroy Chairman & Chief Executive Officer, EXACT Sciences Corp. 7 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results Corrected Transcript 29-Jul-2019 Thanks, Brad. We're excited for this combination that we believe will create opportunities and benefits for patients, physicians, our teams, partners and shareholders for years to come. With two of the fastest growing cancer diagnostic tests, a broad pipeline and extensive proven capabilities, the combined company is well-positioned for long-term sustainable growth. Special thanks to the Exact Sciences and Genomic Health teams for the tremendous progress in Q2. We look forward to together forever changing how cancer is detected and treated and we're now happy to take your questions. ... QUESTION AND ANSWER SECTION Operator: [Operator Instructions] The first question comes from Brian Weinstein of William Blair. Your line is open. ... Q Brian Weinstein Analyst, William Blair & Co. LLC Hi, guys. Good morning. Thanks for taking the questions. Same question really for Kevin and for Kim. Kevin, from your side, obviously things are going very well. Cologuard had another very strong quarter. You've got the tremendous pipeline that you're building, capabilities that are expanding. And Kim, you guys just reported a very strong quarter as well, new products coming out. Why is this the right time for you guys to be combining? You guys both seem to have a lot of very good momentum in your individual businesses. So what's the rationale for the timing here? ... A Kevin T. Conroy Chairman & Chief Executive Officer, EXACT Sciences Corp. I think there's no better time to do this than from a position of strength where we both have tremendous wind at our backs and teams that are in full stride. So from our perspective, this is an opportunity to change that patient journey from early detection to how treatment is guided and that is what the power of this combination really delivers. Kim? ... A Kimberly J. Popovits Chairman, President & Chief Executive Officer, Genomic Health, Inc. Yeah. I just will echo all of that and just say when we think about the complementary strengths of both organizations our visions for the future, this is just a really exciting time to do this. And I think doing it with a record quarter coming from Genomic Health and the optimism we have for growth going forward, this just makes that all the better. But I think we really believe we have a one-plus-one-equals-three here. So we're very excited about it. ... Q Brian Weinstein Analyst, William Blair & Co. LLC Okay. And then Kevin for you, I know this transaction is transformative for you. I don't want [ph] another quarter (00:22:11) kind of fall by the wayside here. Can you talk a little bit about the strength that you're seeing with the core Cologuard business, how to think about the productivity gains that you saw from your sales force? What the productivity was out of the Pfizer sales force, and whether or not we're kind of at a "inflection point" with the Pfizer reps finally getting up to full speed in showing kind of their muscle here? ... 8 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS) Corrected Transcript
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results 29-Jul-2019

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*
A

Thanks, Brian. We're obviously pleased with the quarter. We still have a long way to go to go from 6% market share to a goal of 40%. I'll let Mark Stenhouse, President of Cologuard touch on this.

---

Mark Stenhouse
*President, Cologuard, EXACT Sciences Corp.*
A

Thanks, Kevin and Brian. Clearly a fantastic quarter driven not only by the additional reps we added last August, but also the productivity from Pfizer. I would add that the commercial reimbursement strengthening is another key driver of success and the combined marketing talent between the two organizations, the productivity of the relationship is very strong and continues to grow sequentially each quarter. So we do feel very, very positive about our partnership with Pfizer.

---

**Operator**: Your next question comes from Doug Schenkel of Cowen and Company. Your line is open.

---

Doug Schenkel
*Analyst, Cowen and Company, LLC*
Q

Hey, good morning guys and congratulations on the deal. The shared mission of improving cancer care and outcomes make sense and clearly both companies have been quite rigorous when it comes to regulatory and clinical development and advancement. With that said, I guess what I'm struggling with here are the operational benefits, especially given that the year three synergy target you provided is only $25 million. Just to frame, this $25 million translates into less than 2% of what we were forecasting for combined operating expenses for Exact and Genomic Health combined? Financially it just doesn't seem clear like you're positioning this is representing much more than one-plus-one-equals-two, even though you described a couple of minutes ago as one-plus-one-equals-three. Again recognizing both of you have great products and you have great teams, can you actually spell out where there are synergies to be found or if looking for synergies is kind of just not getting it at least when you look at the financial models?

---

Jeffrey T. Elliott
*Chief Financial Officer, EXACT Sciences Corp.*
A

Thank, Doug. This is Jeff. So clearly the cost synergies are compelling here. And obviously $25 million is a number that we hope to exceed. But fundamentally this is a combination driven by the incremental growth provided by combining these two companies. Now to be clear, we haven't assumed any revenue synergies in the model, but we're confident they exist. Kevin touched on some of these in his remarks. One clear area is the international infrastructure that Genomic Health brings. Internationally, we hope that long-term we can launch our pipeline tests, well now we have a very strong foundation from which to build that. Within the U.S., there are also clear sources of revenue synergies based on the relationships that Genomic Health has commercially with oncologists with breast surgeons and their abilities to generate evidence are very well known in the industry. So there are clear, very meaningful revenue synergies here in addition to the cost synergies.

---

Doug Schenkel
*Analyst, Cowen and Company, LLC*
Q

Okay. So just to be clear on that Jeff, because that does make sense, but recognizing that right now in terms of commercial products Exact is Cologuard. You've made a pretty big investment and commitment to build out a pretty strong PCP commercial channel and that's where most of Cologuard is going to funnel through at least in the U.S. So I don't see any real sales synergies there. So with the way you described it, just to make sure I'm

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

clear just from a sales synergy standpoint recognizing these aren't built into the financial targets, the fit here is going to be largely about the pipeline. Is that correct?

---

**Jeffrey T. Elliott**
*Chief Financial Officer, EXACT Sciences Corp.* **A**

That is correct, Doug. Although on the Cologuard side, just note that Genomic Health does bring the international infrastructure, they bring the ability to ...

---

**Doug Schenkel**
*Analyst, Cowen and Company, LLC* **Q**

Yeah.

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**Jeffrey T. Elliott**
*Chief Financial Officer, EXACT Sciences Corp.* **A**

... to generate evidence, they bring deep relationships to allow us to follow patients across the whole journey of cancer. So there are broad fits across both of these companies. It is a very compelling transaction.

---

**Doug Schenkel**
*Analyst, Cowen and Company, LLC* **Q**

Okay. And then just from a deal structure standpoint, running through the math a little bit this morning, the deal structure requires you to deploy a pretty big portion of your cash on hand. I may have missed this, but is there another financing step that's anticipated here?

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**Jeffrey T. Elliott**
*Chief Financial Officer, EXACT Sciences Corp.* **A**

Thanks, Doug. So we are very comfortable with the projected opening balance sheet, which we expect to include about $215 million of cash. Note that Genomic Health brings about $244 million of cash as part of this equation. So we do not need to raise any additional capital as part of this combination.

---

**Doug Schenkel**
*Analyst, Cowen and Company, LLC* **Q**

Okay. And if I could ask one more and I guess one thing I guess as we look ahead to your 2020 pro forma revenue target. The Street was looking for standalone Exact revenue growth of 44%, recognizing you just bumped up your 2019 guidance, if we moderate that 44% just down to 40% and then add in Genomic's revenue forecast according to consensus, I think you'll get above $1.6 billion. And again, arguably the Genomic Health number should be going higher coming off of a strong quarter. Why is that the target for 2020 higher?

---

**Jeffrey T. Elliott**
*Chief Financial Officer, EXACT Sciences Corp.* **A**

Yes. Thanks for the question Doug. So this combination clearly creates a stronger company financially with greater scale and scope, higher gross margins, higher operating margins and significantly better cash flow. I would say, as far as 2020 it is early. We'll provide more commentary on that as this combination comes together.

---

**Doug Schenkel**
*Analyst, Cowen and Company, LLC* **Q**

Okay. Thank you.

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

**Operator**: Thank you. Your next question comes from Derik de Bruin of Bank of America Merrill Lynch. Your line is open.

---

Derik de Bruin
*Analyst, Bank of America Merrill Lynch*

Q

Hey. Good morning.

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

A

Good morning, Derik.

---

Derik de Bruin
*Analyst, Bank of America Merrill Lynch*

Q

Congratulations on the transaction. A couple of questions. I guess, first one will be just, I'm curious if you could talk about the R&D pipeline of both companies and obviously I think that's one of the more intriguing potential here. I guess obviously you're producing – you're progressing the liver cancer test and I'm just sort of [indiscernible] (00:29:08) a little bit more broadly about what you see as potential synergies in the R&D process? And also there is – Genomic Health is working on doing some liquid biopsies with assays based on the Biocartis technology. I'm just curious [indiscernible] (00:29:28) like do you see opportunities for [indiscernible] (00:29:30) just talk a little bit more broadly Kevin about the R&D opportunity.

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

A

Our liver cancer test is a great example Derik. Liver cancer is the number two cancer killer globally. Exact Sciences presently lacks a commercial infrastructure to deploy the liver cancer test globally. And the Genomic Health team has a proven capability; we'll be able to expand that over time. And as you know, we have a deep relationship with the Mayo Clinic which has been the underpinning of our pipeline strategy, having identified biomarkers, accurate biomarkers across the top 15 cancers. And this combination accelerates our ability to bring those tests to physicians and patients locally.

It also accelerates in our view the ability to deliver many of those tests here in the U.S. Today as a cancer diagnostic company, we lack in oncology sales force. And not only are we combining with a company with an oncology sales force, we're combining with the company with the best oncology sales force, the longest relationships, the most compelling relationship with those oncologists. Along with evidence generation capabilities that unquestionably are second to none. And we have admired all of those capabilities of Genomic Health for years. And that's why we're excited with our pipeline and moving that forward on a combined basis.

As it relates to the Biocartis platform that is the exciting opportunity for us to look at to see if that platform would be suitable for many of the test that we intend to commercialize globally, and there will be more to report in the future there.

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Derik de Bruin
*Analyst, Bank of America Merrill Lynch*

Q

And as a one follow-up, just how soon do you think you can sort of expand into the OUS markets for Cologuard based on this combination?

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*
A

We haven't provided any color around bringing Cologuard through the international markets. We think that there may be a alternative version of Cologuard that would be very amenable for the global opportunity. I think we need to think of it a different size and scale of the product itself to make it more amenable and at a lower cost of goods basis for an international offering. That is a real upside to this combination is to bring our colorectal cancer screening capabilities globally where colon cancer screening is vastly underpenetrated relative to the U.S.

---

Derik de Bruin
*Analyst, Bank of America Merrill Lynch*
Q

Okay. Thank you.

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*
A

Thanks.

---

**Operator**: Your next question comes from Brandon Couillard of Jefferies. Your line is open.

---

Brandon Couillard
*Analyst, Jefferies LLC*
Q

Thanks, good morning. Two part question. I guess first for Kevin. Do you sort of speak to how long this sort of have been under consideration, and potential other alternative avenues, you perhaps considered in terms of maybe building out some of these capabilities, some of this muscle yourself internally rather than buying it? And then Jeff, could you sort of just speak to the mix of cash and stock, and why that's the optimal mix?

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*
A

I'll say that I have known Kim for at least 10 years, maybe longer and we have not only admired Genomic Health, but really modeled our approach to clinicians and patients off of the Genomic Health model. They innovated. They were the innovator in having a specialty diagnostic central lab model in the U.S. And so, we've known each other for a long time and we think this is the optimal fit to be able to achieve this goal of bringing our pipeline test and other tests too that we may partner through a combined commercial organization of 1,000 people total that will, we think have a huge impact in changing cancer diagnostics forever.

---

Jeffrey T. Elliott
*Chief Financial Officer, EXACT Sciences Corp.*
A

So, Brandon, this is Jeff. So, we've chosen to finance the transaction using a combination of cash and stock to maintain flexibility as well as appropriate leverage. This works out to be in about $1.1 billion in cash and about $1.7 billion of stock. What this does is this allows us to maintain that flexibility and leverage the strong position from which both companies are operating and really set this up for long-term sustainable growth and value creation for shareholders.

---

Brandon Couillard
*Analyst, Jefferies LLC*
Q

Super. Thank you.

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

**Operator**: Your next question comes from Patrick Donnelly of Goldman Sachs. Your line is open.

Patrick Donnelly
*Analyst, Goldman Sachs & Co. LLC*

Q

Great. Thanks, guys. Maybe just one on the Pfizer partnership. Can you just talk through the impact from this deal? Are you able to leverage things like the marketing rates for something like Genomic? Are things grandfathered in when you acquire, maybe just talk through any impacts we could see from that?

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

A

There's no direct impact on the Pfizer partnership, which is focused on Cologuard and colorectal cancer screening, obviously Pfizer has a deep reach, not only in the primary care setting but in oncology. And we certainly will talk to our partner about some of the opportunities that we think exist over the long-term. There is no impact at all on our partnership with Pfizer as it relates to Cologuard.

Patrick Donnelly
*Analyst, Goldman Sachs & Co. LLC*

Q

Okay. And then maybe one for Mark Stenhouse, just on the sales team synergy. Maybe just talk through your approach as we look to bring these products on board, how you'll structure the sales team, any again potential spillover in terms of synergies? It would be great to hear just your perspective.

Mark Stenhouse
*President, Cologuard, EXACT Sciences Corp.*

A

Yes, certainly. I think it's premature to really talk about the structure of the sales forces going forward. I think what is clear is that the combined – each independent company has a best-in-class offering for the channel that they manage. As has been previously mentioned by Kevin and Kim that the Oncotype team is best-in-class and I would submit in primary care cancer diagnostics you could say the very same thing about Exact Sciences and our partnership with Pfizer, we bring really strong capabilities across both channels. I think what you see within our quarter is the benefit of the partnership with Pfizer with Cologuard drive real value. And we're really starting to see the combination of the marketing capabilities and the sales synergies play out.

Patrick Donnelly
*Analyst, Goldman Sachs & Co. LLC*

Q

Thank you.

**Operator**: Your next question comes from Tycho Peterson of JPMorgan. Your line is open.

Tycho W. Peterson
*Analyst, JPMorgan Securities LLC*

Q

Hey, thanks. Congrats on the deal. I want to go back to Derik's question earlier on the pipeline. Just curious Kevin, from your perspective and maybe we could hear from Kim as well on what Genomic Health is bringing to the table here in the liquid biopsy front, they obviously [indiscernible] (00:37:25) at one point, and kind of pulled back on that. So just curious from your perspective [indiscernible] (00:37:29) around liquid biopsy in particular?

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

A

Certainly the work that Genomic Health has done in liquid biopsy and focus and deep understanding of the need for breast cancer recurrence test is something that is attractive to us. As you know, we're a deep believer in not only the early detection of cancer initially but also the early detection of recurrent cancer. And so, we think that together as a company we are uniquely positioned to have an impact on the early detection of recurrent cancer that makes us excited. Kim?

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*

A

Yeah, I might just add that, we think this really allows us to accelerate some of the development that we're already doing, I think as you know we've been interested for a while in the area of minimal residual disease, we're doing some work in late-stage breast cancer recurrence, all of which would be in the liquid space, and continuing to do additional work, in both the renal and bladder. So there's a number of things that we have been working on. We'll continue to work on, and this will allow us to thinking in a much bigger way to look that come to fruition. And then as we think about some of the...

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

A

Tycho one of the...

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*

A

Well, go ahead Kevin.

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

A

Yeah. Tycho one of the really important things is we think about developing MRD and recurrence test is the ability to partner with top oncology participants. And one of the things that those folks look to are companies with great stability and global reach. And so, we think as a combined company over the next decade, we'll be in a leading position to partner with oncology companies to advance the early detection of recurrent cancer.

Tycho W. Peterson
*Analyst, JPMorgan Securities LLC*

Q

And then as we think about the non-Oncotype products like AR-V7, how interesting are those in the kind of collaboration and scheme of things here?

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*

A

Well certainly I think I can chime in to say, it should be interesting from the perspective of the growth potential for the entire urology franchise. So we've remained very committed, as you saw nice growth rate this quarter and we expect that going forward. So I think we will make a significant contribution.

Tycho W. Peterson
*Analyst, JPMorgan Securities LLC*

Q

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

Okay. And then lastly I guess, Kim, as you think about the Biocartis collaboration, do you envision that stays intact or how do you think about that right now?

---

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*

A

Absolutely. Very excited about that opportunity...

---

Tycho W. Peterson
*Analyst, JPMorgan Securities LLC*

Q

Thank you.

---

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*

A

It certainly opens up the global markets for us. You know with the announcement of the reimbursement decision in Germany, it's just a really incredible starting point, to bring that platform to major markets in Western Europe and we'll see how we can expand it from there. But also it could have implications for the future pipeline of the combination here.

---

Tycho W. Peterson
*Analyst, JPMorgan Securities LLC*

Q

Okay, thank you.

---

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*

A

You're welcome.

---

**Operator**: Our next question comes from Dan Brennan of UBS. Your line is open.

---

Daniel Gregory Brennan
*Analyst, UBS Securities LLC*

Q

Great thanks. I just have a multipart question. Just a quick one on the quarter first, did you guys say what the compliance rate was in the quarter just trying to back into what the test utilization number was, since that's been a key focus for us?

---

Jeffrey T. Elliott
*Chief Financial Officer, EXACT Sciences Corp.*

A

Dan, this is Jeff. It was 67% during the quarter and we expect it to be about that same range in the third quarter.

---

Daniel Gregory Brennan
*Analyst, UBS Securities LLC*

Q

Great thanks. And then Kim, just a question for you obviously the stock's done well, post TAILORx, but you are selling out for a less than a 20% premium on a – I guess a trailing one-month basis for a company that's been around obviously for many, many years. Maybe I know you discussed earlier this one-plus-one-equals-three, but possibly could you give us a perspective on your decision to sell out here and then kind of as we think about the tangible synergies that you think you can generate combining with the Exact kind of what are those?

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*
A

Well, let me just comment on going forward how we view this and we love the way the transaction has been organized from a shareholder perspective. So while we have a combination here of both stock and an ability to share in the upside, we believe in the future growth, we're looking at a potential combined market opportunity of $20 billion total of which less than – no less than 10% of that's penetrated today. So I think together, we're very excited about the opportunity that brings for growth for our shareholders and we think this is the ideal time to do it. We're clearly coming into it with a position of strength. We've got momentum with TAILORx on the breast side and we've got significant momentum building on the urology side.

Daniel Gregory Brennan
*Analyst, UBS Securities LLC*
Q

And then I know – yeah. Sorry. Go ahead

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*
A

Go ahead. No, fine. Go.

Daniel Gregory Brennan
*Analyst, UBS Securities LLC*
Q

And then I was just going to talk a little bit with Kevin and Jeff to sort of final follow up there, I know there's been a number of questions on this topic. But just wondering Kevin, so it does sound like the synergies that you're envisioning, and then Jeff, I know was pretty emphatic that there's some near-term opportunities is largely pipeline related. So frankly, is this something we look out call it three, five years plus is when you really see the tangible benefits from the Genomic Health transaction really accruing to Exact shareholders not that there won't be things more near-term, but in terms of the real bigger benefits are really pipeline-related. I just want to be clear about that. Thank you, and congrats.

Jeffrey T. Elliott
*Chief Financial Officer, EXACT Sciences Corp.*
A

So Dan, we see clear benefits for the combined shareholder base starting almost immediately. So next year, we expect over $100 million of incremental adjusted EBITDA, including synergies. On top of that, we expect about $40 million of tax benefits related to the NOLs and longer term that's when the revenue benefits really kick in. So again this is a combination primarily based on the incremental growth that can be contributed by bringing these companies together. That said, there are significant benefits we expect to accrue really from the start.

Daniel Gregory Brennan
*Analyst, UBS Securities LLC*
Q

Great. Thanks, Jeff.

**Operator**: Our next question comes from Catherine Schulte of Baird. Your line is open.

Catherine Ramsey Schulte
*Analyst, Robert W. Baird & Co., Inc.*
Q

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

Hey guys. Thanks for the questions and congrats on a nice quarter and the deal. Kevin you've mentioned several times the fact that this gives you a nice international infrastructure. Any timeline for potential international launches of your liver tests or just plans for international studies?

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*
A

No, timelines at this point. We will certainly talk about those in future calls and we'll have more data to present on our liver cancer test. We are really excited about the progress we're making there and the clinical studies that are underway to validate the performance of the test clinically.

---

Catherine Ramsey Schulte
*Analyst, Robert W. Baird & Co., Inc.*
Q

Okay. And then for Kevin or Jeff, any change to your investment priorities following this transaction? It sounds like you can accelerate some pipeline programs, but what are your thoughts on future Cologuard sales force expansions and does this deal has any impact on that? And then separately, any incremental investments do you think should be made on the Genomic Health side?

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*
A

I'll take the first part or take the first tab at answering that question. We just expanded our Cologuard sales force in the GI setting, adding 60 people this month that we're really excited about that team, that majority of those team members were promoted from within. We're really excited about the experience that they bring and the conversations that we'll begin in the GI setting. We remain open to adding additional sales people in the primary care setting. Over time, the team is doing a tremendous job presently.

---

Jeffrey T. Elliott
*Chief Financial Officer, EXACT Sciences Corp.*
A

So, Catherine, this is Jeff. We believe the right way to drive long-term sustainable value for shareholders, is to continue to focus on the top-line, investing in growth. So Kevin talked about the sales force investments. In the prepared remarks, we talked about the R&D investments we plan to make next year. We think that is the right set of priorities that has not changed for us. So we will continue to invest and grow.

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*
A

Yeah. And the one thing I would add is that, at 6% market share heading to a goal of at least 40% market share in the U.S. alone that is about a $7 billion opportunity with Cologuard. And I assure you we won't take our eye off of that ball.

---

Catherine Ramsey Schulte
*Analyst, Robert W. Baird & Co., Inc.*
Q

Okay, great. Thank you.

---

**Operator**: Your next question comes from Puneet Souda of SVB Leerink. Your line is open.

---

Puneet Souda
*Analyst, SVB Leerink LLC*
Q

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EXACT Sciences Corp. (EXAS) Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results Corrected Transcript 29-Jul-2019 Yeah, hi. Thank you. Kim, Kevin, congrats on the quarter and the transaction. So, my first question is really around the physician here and screening oncology, and the metastatic adjuvant oncology settings. Kevin, you have focused acutely on CRC screening and that's really driven a remarkable growth here. And obviously Oncotype has been a fairly mature product now, but at the same time [indiscernible] (00:46:59) just changing standard of care in oncology under Kim and the leadership there. So as you look at the priorities ahead beyond liver maybe in the pipeline, I mean could you elaborate to us more broadly what are some of the things on your list, combined list? And my second part of the question is around BioPharma partnership, do you think – do you plan to have closer BioPharma partnerships or relationships and drive BioPharma trial revenue in the near term or the longer term with this combined strength in oncology? ... A Kevin T. Conroy Chairman & Chief Executive Officer, EXACT Sciences Corp. Puneet, we are awfully excited about our pancreatic cancer technology earlier this year. Data was presented by the Mayo Clinic at the DDW Conference highlighting on a liquid biopsy basis the ability to detect 92% of pancreatic cancer at a 92% specificity across all four stages of cancer, leveraging the very technology platform that underpins Cologuard. That's one example. Esophageal cancer, data has also been presented. And then across the top 15 cancers, including breast cancer, so I think that's an area that we will be doing deep dive as our teams come together, our R&D teams start spending time together to explore how can we have the biggest impact on the patient journey. In terms of BioPharma relationship, again this is an opportunity we believe because of the strength, the financial strength, the scientific strength, the evidence generation strength and our – each of our individual proven abilities to partner with other organizations. Of course, at this time, we wouldn't provide any color, projections on potential partnerships there. ... Q Puneet Souda Analyst, SVB Leerink LLC Okay, great. Thanks. And then if I could ask briefly on the 45 to 49-year old expansion Cologuard 2.0. I was hoping if this changes anything in your view or maybe potentially accelerates things now with MolDx and both of the companies having significant experience with FDA here. I would appreciate some thoughts on that. Thank you. ... A Kevin T. Conroy Chairman & Chief Executive Officer, EXACT Sciences Corp. We've guided to FDA approval for the 45 to 49-year old label change in the first half of next year nothing changes at all, other than we're awfully excited about the 19 million Americans who are not only amenable for screen, but need to be screened. American Cancer Society recommended screening in this age group because the incidence rate in this population has recently doubled and we believe Cologuard is the best fit for busy people aged 45 to 49 who really do need to get screened. And so, we're excited about that and in gearing up to bring Cologuard to those individuals. ... Operator: Your next question comes from Mark Massaro of Canaccord Genuity. Your line is open. ... Q Mark Anthony Massaro Analyst, Canaccord Genuity LLC Hey guys, congratulations on this nice transaction. I guess my first question is I think most investors on this line probably are not very familiar with Biocartis and I'm trying to ascertain how important this Genomic Health relationship with Biocartis is with this particular transaction. So I know in the Genomic Health 10-K there is an option for Genomic Health to expand its collaboration to include additional tests in oncology. So can you just 18 Copyright © 2001-2019 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

speak to whether or not as you're thinking about this deal coming to fruition that in addition to Genomic Health's breast and prostate tests that perhaps Cologuard could be someday run on the Biocartis system to be decentralized across the world?

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*
A

Thanks, Mark. The Biocartis platform is a platform that enables one patient sample at a time to be tested, even in a physician's office and that is a technology that we will have an opportunity to learn a lot more about and assess its applicability for some of our pipeline tests. And it is a proven technology that is deployed outside of the U.S. presently and has applicability for both the breast and urology tests that Genomic Health presently offers. So that's an opportunity that we'll continue to look at and I'll talk more about in quarters to come.

---

Mark Anthony Massaro
*Analyst, Canaccord Genuity LLC*
Q

Great. And then, maybe a financial question. I know Genomic Health has sort of elite best-in-class 83%, 84% gross margins. I know you've talked about the combines. I believe it's a 75% gross margin target for 2020. I guess Jeff can you clarify your comments around profitability? Clearly Genomic Health has been profitable and increasingly is more profitable as they continue to execute, but just can you clarify your comments on when you think you'll be able to achieve profitability?

---

Jeffrey T. Elliott
*Chief Financial Officer, EXACT Sciences Corp.*
A

So next year I expect us to generate a nice positive level of free cash flow, long-term profitability, our targets have always been at least 80% gross margin and at least 40% operating margin. This combination accelerates the path to those long-term targets.

---

Mark Anthony Massaro
*Analyst, Canaccord Genuity LLC*
Q

Excellent. Congrats, guys.

---

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*
A

Thanks, Mark.

---

**Operator**: Your next question comes from Bill Quirk of Piper Jaffray. Your line is open.

---

William R. Quirk
*Analyst, Piper Jaffray & Co.*
Q

Great. Thanks. Good morning and congratulations to everyone on the line on the deal. A couple of questions I guess Kim starting off just given the disclosure from a few years ago regarding looking at strategic alternatives. Can you share some details in terms of how the deal came together, in other words did Kevin approach you or had you gone out and approached others?

---

Kimberly J. Popovits
*Chairman, President & Chief Executive Officer, Genomic Health, Inc.*
A

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

Yeah. Well, Bill, I'm not going to comment on past discussions in that regard, I will just go back and reiterate, we're very excited about this opportunity, it has been reviewed by our board and our team and we've been working together on this for a bit now. So it's just an exciting time today to announce this and bringing our visions together for a bigger and more compelling future.

---

William R. Quirk
*Analyst, Piper Jaffray & Co.*

Q

Got it. And then just kind of I guess a potential leverage question for both Kevin and Kim. I know you've both rolled out some interesting targeted marketing campaigns. Can you talk a little bit about maybe some of the lessons learned and those that could be applied in the future to accelerate both platforms? Thanks.

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

A

Well, Bill, I know I'm speaking from our perspective, we really admire the targeted educational campaigns and very successful campaigns at Genomic Health has innovated and we're going to learn a lot from the Genomic Health team and we can't wait to get started.

---

William R. Quirk
*Analyst, Piper Jaffray & Co.*

Q

Got it. Thank you.

---

**Operator**: There are no further questions at this time. I will now return the call to our presenters.

---

Kevin T. Conroy
*Chairman & Chief Executive Officer, EXACT Sciences Corp.*

Thanks to all and we look forward to having conversations in the future. Just want to reiterate a tremendous work by both the Exact Sciences and Genomic Health teams and we look forward to having more conversations with all. Thank you very much.

---

**Operator**: This concludes today's conference call. You may now disconnect.

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EXACT Sciences Corp. (EXAS)
Genomic Health and EXACT Sciences Corp. Merger Call - Q2 Earnings Results
Corrected Transcript
29-Jul-2019

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